Sub-Item 77H
On November 9, 2016, Southeast Georgia Hospital Systems redeemed 518,880 shares of the fund. After this redemption, Southeast Georgia Hospital Systems owned 565,927 shares of the fund, which represented 17.5% of the total shares outstanding on that date. As of January 31, 2017, Southeast Georgia Hospital Systems held 576,384 shares of the fund, which represented 21.4% of the total shares outstanding of the fund. As a result of net redemptions in the fund, on July 14, 2017, Southeast Georgia Hospital Systems ownership in the fund increased to 25% of the total shares
outstanding on that date.   As of July 31, 2017 the 576,384
shares of the fund owned by Southeast Georgia Hospital Systems represented 25.4% of the total shares outstanding of the fund.